UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                     Washington, DC 20549

                        SCHEDULE SC 13G/A

          Under the Securities Exchange Act of 1934

                        (Amendment No. 2)


                     MONOCACY BANCSHARES, INC.
                     -------------------------
                         (Name of Issuer)

               Common Stock Par value $5.00 per share
               --------------------------------------
                   (Title of Class of Securities)

                            609 753 108
                            -----------
                           (CUSIP Number)

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                        Page 2 of 6 Pages
CUSIP No. 609 753 108

                         13G


1) Names of Reporting Persons S.S. or I.R.S. Identification Nos.
of Above Persons

      Jacob M. Yingling

2)  Check the Appropriate Box if a Member of a Group (See
Instructions)

                                        (a) [ ]
                                        (b) [ ]

3)  SEC Use Only


4)  Citizenship or Place of Organization

       Maryland, U.S.A.


Number of Shares          (5)   Sole Voting Power
Beneficially
Owned by Each                   76,194.0000
Reporting
Person With               (6)   Shared Voting Power

                                     0

                          (7)   Sole Dispositive Power

                                76,194.0000

                          (8)   Shared Dispositive Power

                                     0


9)  Aggregate Amount Beneficially Owned by Each Reporting Person

          76,194.0000

10) Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares*


11) Percent of Class Represented by Amount in Row 9

           5.19%

12) Type of Reporting Person*

     In

*SEE INSTRUCTION BEFORE FILLING OUT!

                                              Page 3 of 6 Pages
Reporting Person
----------------

                        SCHEDULE 13G
                        ------------

     Filed by:    Jacob M. Yingling


     With:       Securities and Exchange Commission
                 Washington, DC  20594


     Calendar Year
     Covered:   1996


     Item 1(a)  Name of Issuer:
                ---------------
                Monocacy Bancshares, Inc.

     Item 1(b)  Address of Issuer's Principal Executive Offices:
                ------------------------------------------------

                222 East Baltimore Street
                Taneytown, MD 21787

     Item 2(a)  Name of Person Filing:
                ---------------------

                Jacob M. Yingling

     Item 2(b)  Address of Principal Business Office or, if none,
                Residence:
                -------------------------------------------------

                24 Kalten Road
                Westminster, MD 21158

     Item 2(c)  Citizenship:
                ------------

                Maryland, U.S.A.


     Item 2(d)  Title of Class of Securities:
                -----------------------------

                Common Stock, par value $5.00 per share

                                         Page 4 of 6 Pages


     Item 2(e)  CUSIP Number:  609 753 108


     Item 3.    If this statement is filed pursuant to Rules
                13d-1(b), or 13d-2(b), check whether the person filing is a: Not Applicable.

     (a)   [ ]    Broker or Dealer registered under Section 15 of
                  the Act.
     (b)   [ ]    Bank as defined in section 3(a)(6) of the Act.
     (c)   [ ]    Insurance Company as defined in section
                  3(a)(19) of the Act.
     (d)   [ ]    Investment Company registered under section 8
                   of the Investment Company Act.
     (e)   [ ]    Investment adviser registered under section 203
                  of the Investment Advisers Act of 1940.
     (f)   [ ]    Employee benefit plan, pension fund which is
                  subject to the provisions of the Employee
                  Retirement Income Security Act of 1974 or
                  Endowment Fund; see Section
                  240.13d-1(b)(1)(ii)(F).
     (g)   [ ]    Parent holding company, in accordance with
                  Section 240.13d-1(b)(ii)(G) (Note: See Item 7).
     (h)   [ ]    Group in accordance with Section
                  240.13d-1(b)(1)(ii)(H).

     Item 4.   Ownership (as of December 31, 1996)
               ---------
     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.


     (a)  Amount Beneficially Owned: 76,194.0000
          shares of Common Stock, par value $5.00 per share.

     (b)  Percent of Class:    5.19%

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the
               vote                       76,194.0000
                                          -----------

          (ii) shared power to vote or to direct the vote
                                               0
                                          -----------

         (iii) sole power to dispose or to direct the
               disposition of:            76,194.0000
                                          -----------

         (iv)  shared power to dispose or to direct the
               disposition of:                 0
                                          -----------

                                      Page 5 of 6 Pages

     Item 5.  Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
securities, check the following [              ].  Not Applicable

     Item 6.  Ownership of More than Five Percent on Behalf of
              Another Person.

              Not Applicable


     Item 7.  Identification and Classification of the
              Subsidiary Which Acquired the Security Being
              Reported on By the Parent Holding Company.

              Not Applicable


    Item 8.   Identification and Classification of Members of the
              Group:

              Not Applicable

    Item 9.   Notice of Dissolution of Group:

              Not Applicable

    Item 10.  Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                           Page 6 of 6 Pages

                          Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 1997


                                        /s/ Jacob M. Yingling
                                        ---------------------
                                        Jacob M. Yingling




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